UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

July 24, 2009
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended June 30, 2009, as furnished to the holders of the Company’s debt securities on July 24, 2009. This report also contains a copy of the press release entitled “NXP Semiconductors Announces Second Quarter 2009 Results”, dated July 24, 2009.

Exhibits

1.	Quarterly report of NXP Semiconductors Group for the three months ended June 30, 2009

2.	Press release, dated July 24, 2009

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 24th day of July 2009.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

3

Exhibit 1

NXP Semiconductors

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s)

A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Quarterly report of the NXP Group

for the 2nd quarter ended June, 2009

•                  Second quarter sales at USD 857* million versus USD 1,200 million in the second quarter of 2008 (excl. wireless activities) and USD 673** million in the first quarter of 2009

•                  Comparable sequential sales increased by 26.2%

•                  Adjusted EBITDA (excluding effects of Purchase Price Accounting and incidental items) was a profit of USD 89 million, compared to a profit of USD 114 million in the second quarter of 2008 and a loss of USD 71 million in the first quarter of 2009

•                  Net income amounted to profit of USD 344 million compared to loss of USD 319 million in the second quarter of 2008 and a loss in the first quarter of 2009 of USD 568 million

•                  Cash position of USD 1,373 million at the end of the second quarter of 2009 compared to USD 1,706 million at the end of the first quarter of 2009

•                  Factory loading of 53% in the second quarter of 2009 compared to 78% in the second quarter of 2008 and 36% in the first quarter of 2009

•                  Book to bill ratio at 1.20 in the second quarter of 2009 compared to 1.18 in the first quarter of 2009

*) Excluding USD 46 million wafer sales to ST-E Wireless in the second quarter of 2009

**)  Excluding USD 29 million wafer sales to ST-NXP Wireless JV in the first quarter of 2009

Introduction

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which are presented in footnote 4 of NXP’s Annual Report 2008.

During 2008, the Company was organized into four business units and two other segments.

On July 28, 2008 the wireless operations of NXP from the former segment Mobile & Personal were contributed to a new joint venture ST-NXP Wireless, and as such all assets and liabilities involved in this transaction have been deconsolidated from this segment. The operations until July 28, 2008 remained consolidated in the consolidated accounts under a new segment named “Divested Wireless activities”.

The Mobile & Personal segment has been regrouped as from 2009. The remaining part of the business unit, after the contribution of activities into the joint venture ST-NXP Wireless and subsequent deconsolidation, have been moved into the segments MultiMarket Semiconductors and Corporate and Other. All previous periods reported have been restated accordingly.

As from January 1, 2009, five segments are distinguished as reportable segments in compliance with SFAS 131. The Company is structured in three market-oriented business units: Automotive & Identification, MultiMarket Semiconductors and Home, which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

The Company has decided to enhance the assessment of the performance of its three business units by allocating certain costs that were previously unallocated and were reported in the segments Corporate and Other and Manufacturing Operations, to these operating segments. This allocation better reflects the performance of the operating segments and enables among others a better assessment of the contribution of these segments to the Company’s cash flows. The allocated costs include among others costs related to corporate activities that are for the benefit of the business units and the capacity costs of the segment Manufacturing Operations. Also, the elimination of unrealized results on intercompany transactions is allocated to the related operating segments.

The segment information for prior periods has been restated to reflect this reallocation as from the earliest period presented in this report.

The presentation of minority interests has been brought in line with SFAS 160, which Statement became effective on January 1, 2009 for the Company.

Second quarter 2009 compared to second quarter 2008

•                  all amounts in millions of US dollars unless otherwise stated; data included are unaudited

•                  financial reporting is in accordance with US GAAP

•                  the impact on the 2009 financial results of the purchase price accounting (“PPA”) used in connection with acquisitions and related effects on subsequent divestments has been separately provided to demonstrate the impact of these accounting effects. This presentation does not comply with US GAAP; however, the Company believes it provides investors with a useful basis of comparison with the Company’s cash flows

•                  earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements

•                  adjusted EBIT refers to EBIT adjusted for incidental items such as restructuring, litigation, IT system reorganization costs, exit of product lines, other non operations-related items, impairments and the effects of purchase price accounting

•                  comparable sales growth reflects relative changes in sales between periods adjusted for the effects of currency exchange rate changes, material acquisitions, divestments and reclassified product lines (consolidation changes)

Management Summary

Economic and financial crisis

The effects of the economic financial crisis continued to have an impact in the second quarter of 2009 on both sales and profitability. Sales are significantly lower than the same period last year, which still included the sales of our divested wireless activities. On comparable basis the sales declined by 29.0%. On a sequential basis, however, comparable sales increased by 26.2%. An increase across all segments was visible. The uptake in sales is mainly driven by supply chain replenishment after a soft first quarter of 2009 and demand increase in China.

NXP Redesign Program

During the period significant progress was made on the execution of our Redesign Program, announced in the third quarter of 2008. The wafer fab in Caen, France, was sold in June 2009 and the wafer fab in Fishkill, USA, has stopped production early July 2009. The process and product transfer programs related to the redesign of fabs in Hamburg and Nijmegen are on track. The program is forecast to have restructuring costs of no greater than USD 700 million and is expected to achieve higher annual savings than those initially projected (USD 550 million) by the end of 2010.

Capital structure

In the second quarter of 2009 we reduced our overall debt level by USD 517 million through a private offer to exchange existing unsecured and secured notes for new U.S. dollar and Euro-denominated super priority notes. Consequently, our annual cash interest expense is expected to reduce by approximately USD 30 million. The super priority notes are recorded in the balance sheet at a USD 50 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The super priority notes are initially fair valued based upon the public trading prices of the existing notes exchanged immediately prior to the launch of the debt exchange.

Early in the third quarter of 2009, our overall debt level reduced further by USD 744 million and the related annual cash interest expense by approximately USD 49 million. This is the result of our offer to purchase unsecured and secured notes for cash, a privately negotiated transaction to purchase secured notes for cash, and a privately negotiated transaction in which a purchase of secured notes for cash is combined with a purchase of unsecured notes against issuance of new super priority notes for a nominal amount of USD 131 million. These new super priority notes will be recorded in the balance sheet at a discount of USD 29 million. These transactions will negatively impact our cash position in the third quarter of 2009 by an amount of USD 244 million in total. The overall impact of these capital restructuring transactions is that our overall debt level is reduced by USD 1,261 million and the annual cash interest expense by USD 79 million, while the net cash spent for purchase amounts to USD 244 million in total.

The following table represents income elements for the 2nd quarters of 2009 and 2008:

	Q2 2008					Q2 2009
In millions of USD unless otherwise stated	As published	Effects of PPA	Incidental items	Impairment charges	As adjusted	As published	Effects of PPA	Incidental items	Impairment charges	As adjusted

Sales	1,524				1,524	857				857
Wireless business wafer sales	—				—	46				46
Total group sales	1,524	—	—	—	1,524	903	—	—	—	903
% nominal growth	(0.9)				(0.9)	(40.7)				(40.7)
% comparable growth	(1.9)				(1.9)	(29.0)				(29.0)

Gross margin	507	(27)	(22)	—	556	186	(54)	(37)	—	277
Selling expenses	(111)	—	—		(111)	(59)	—	(1)	—	(58)
General and administrative expenses	(327)	(168)	(22)	—	(137)	(164)	(77)	(18)	—	(69)
Research and development expenses	(345)	—	(6)	—	(339)	(188)	—	(14)	—	(174)
Write-off of acquired In Process Research and Development	(1)	(1)	—	—	—	—	—	—	—	—
Other income and expenses	(7)	—	—	—	(7)	8	—	8	—	—
EBIT	(284)	(196)	(50)	—	(38)	(217)	(131)	(62)	—	(24)
Financial income and (expenses)	(174)					582
Income tax benefit (expense)	146					(21)
Results equity-accounted investees	(7)					—
Net income (loss)	(319)					344

Certain non-US GAAP financial measures have been used when discussing the NXP Group’s financial position. The following table represents a reconciliation of EBIT to Adjusted EBIT and Adjusted EBITDA:

EBIT to Adjusted EBITDA

In millions of USD	Q2 2008	Q2 2009

EBIT	(284)	(217)

Exclude:
PPA effects amortization intangible fixed assets	(169)	(77)
PPA effects depreciation tangible fixed assets	(27)	(54)
Exit of product lines	(6)	(30)
Restructuring costs	(19)	(26)
Other incidental items	(25)	(6)

Adjusted EBIT	(38)	(24)

Exclude:
Remaining amortization intangible fixed assets	(9)	(6)
Remaining depreciation tangible fixed assets	(143)	(116)

Reverse:
Depreciation included in restructuring costs	—	9

Adjusted EBITDA	114	89

The following table represents income elements excluding PPA, incidental items and impairment charges for the 2nd quarter of 2009 compared to the 1st quarter of 2009 and the year-to-date comparison of the 2nd quarter of 2009 with 2008:

	Year-to-date		Sequential
In millions of USD unless otherwise stated	Q2 2008	Q2 2009	Q1 2009	Q2 2009

Sales	3,043	1,530	673	857
Wireless business wafer sales	—	75	29	46
Total group sales	3,043	1,605	702	903

Sales growth % excl. wafer sales:
% nominal growth	1.5	(49.7)	(31.3)	27.3
% comparable growth	(0.5)	(36.1)	(29.4)	26.2

Gross margin	1,146	390	113	277
As % of sales
(excl. wafer sales)	37.7	25.5	16.8	32.3
Selling expenses	(218)	(119)	(61)	(58)
General and administrative expenses	(262)	(140)	(71)	(69)
Research and development expenses	(681)	(353)	(179)	(174)
Other income	9	1	1	—
Adjusted EBIT	(6)	(221)	(197)	(24)

Adjusted EBITA	12	(206)	(188)	(18)
Adjusted EBITDA	297	18	(71)	89

Sales

Sales by segment

	Year-on-year				Sequential
			% change				% change
In millions of USD unless otherwise stated	Q2 2008	Q2 2009	Nom.	Comp.	Q1 2009	Q2 2009	Nom.		Comp.

Automotive & Identification	359	200	(44.3)	(40.9)	179	200	11.7		10.1
MultiMarket Semiconductors	566	418	(26.1)	(23.1)	315	418	32.7		31.4
Home	196	181	(7.7)	(25.5)	135	181	34.1		33.7
Manufacturing Operations	61	91	• (1)	• (1)	61	91	•	(1)	•	(1)
Corporate and Other	18	13	• (1)	• (1)	12	13	•	(1)	•	(1)
Divested Wireless activities	324	—	—	—	—	—	—		—
	1,524	903	(40.7)	(29.0)	702	903	28.6		27.5

(1) Not meaningful

Sales

Sales in the 2nd quarter of 2009 were USD 857 million, excluding wafer sales of USD 46 million to ST-Ericsson Wireless. Sales in the 2nd quarter of 2008 amounted to USD 1,524 million, which included USD 324 million of sales from the divested wireless activities. On a nominal basis sales decreased by 40.7% and on a comparable basis sales declined by 29.0%. The comparable sales decline was mainly due to the global economic crisis that commenced during the second half of last year. Furthermore, sales for the 2nd quarter of 2009 were affected by unfavorable currency effects of USD 35 million compared to the same quarter last year.

The weak economic environment affected sales of all business segments. The Automotive & Identification business showed a 40.9% decline on a comparable basis, which was in line with the market development. The automotive market was affected by the continued low demand and related car production. Sales in Identification were also weak following a slowdown in government related projects. Sales in the MultiMarket segment declined by 23.1% on a comparable basis. Home segment sales decreased on a comparable basis by 25.5% as the market continued to be weak especially for Analog CRT, partly compensated by improvements in Digital TV. The market for mainstream Set Top Boxes also showed a decline.

Sequential comparison

Nominal sales excluding wafer sales increased by 27.3% in the 2nd quarter of 2009 compared to the 1st quarter of 2009 and 26.2% on a comparable basis. The increase in sales is mainly attributable to the supply chain replenishment, following a soft 1st quarter of 2009 and demand increase in China.

EBIT

	Q2 2008			Q2 2009
In millions of USD unless otherwise stated	EBIT	Adjusted EBIT	As a % of sales	EBIT	Adjusted EBIT	As a % of sales

Automotive & Identification	2	47	13.1	(56)	(17)	(8.5)
MultiMarket Semiconductors	(8)	46	8.1	(9)	33	7.9
Home	(71)	(37)	(18.9)	(53)	(41)	(22.7)
Manufacturing Operations	(32)	1	• (1)	(78)	5	• (1)
Corporate and Other	(19)	3	• (1)	(21)	(4)	• (1)
Divested Wireless activities	(156)	(98)	(30.2)	—	—	—
	(284)	(38)	(2.5)	(217)	(24)	(2.7)

(1) Not meaningful

EBIT

EBIT in the 2nd quarter of 2009 was a loss of USD 217 million, including a favorable currency effect of USD 10 million, compared to a loss of USD 284 million in the same quarter last year. PPA effects were USD 131 million compared to USD 196 million in the 2nd quarter of 2008. The lower PPA effect is mainly due to divestment of the wireless activities, partly offset by a write-down arising from the closure of the Fishkill fab. Incidental items amounted to a loss of USD 62 million (2008: loss of USD 50 million), of which USD 30 million related to the sale of the Caen fab and closure of the Fishkill fab and additional non-personnel related restructuring costs of USD 26 million.

The EBIT of the 2nd quarter of 2009 was affected by a lower gross margin of USD 321 million (USD 224 million excluding the wireless activities) and offset by lower operating expenses of USD 372 million (USD 98 million excluding the wireless activities). The factory loading was 53% compared to 78% in the 2nd quarter of 2008.

Adjusted EBIT for the 2nd quarter of 2009 was a loss of USD 24 million compared to a loss of USD 38 million in the same quarter last year. The decline in sales resulted in lower EBIT, which was partly offset by lower operating expenses due to the ongoing Redesign Program. The gross margin in the 2nd quarter of 2009 was 32.3% compared to 36.5% in the 2nd quarter of 2008. The EBIT of the 2nd quarter of 2008 included a loss from the divested wireless activities of USD 98 million.

Sequential comparison

Adjusted EBIT for the 2nd quarter of 2009 was a loss of USD 24 million, including a favorable currency effect of USD 9 million, compared to a loss of USD 197 million in the 1st quarter of 2009. This improvement is related to the higher sales resulting in an increase in gross margin of USD 164 million. The gross margin as percentage of sales improved to 32.3% in the 2nd quarter of 2009, compared to 16.8% in the 1st quarter of 2009. Operating expenses were reduced by USD 10 million.

Financial income and expense

Financial income and expense amounted to an income of USD 582 million in the 2nd quarter of 2009 compared to an expense of USD 174 million in the same quarter last year. The 2nd quarter of 2009 included the gain on the bond exchange offer completed in April 2009 amounting to USD 517 million. Also included is a profit of USD 172 million (2nd quarter of 2008: loss of USD 22 million) as a result of changes in currency rates, predominantly related to our USD denominated notes and cash position. Net interest expense amounted to USD 91 million in the 2nd quarter of 2009 compared to USD 120 million in the corresponding quarter last year.

Income tax benefit (expense)

Tax benefits, in connection with losses the Company incurred during the 2nd quarter, were more than offset by a current tax charge of USD 132 million related to the debt exchange offer completed in April. As a result the valuation allowance against our deferred tax assets decreased by USD 61 million. The valuation allowances in Germany, France and USA increased, while the valuation allowance against our deferred tax assets in the Netherlands decreased.

The Company recognized an income tax expense of USD 21 million compared to a tax benefit of USD 146 million in the same quarter last year.

Result relating to equity-accounted investees

Results to equity-accounted investees were nil in the 2nd quarter of 2009 compared to a loss of USD 7 million in the same quarter last year. The result relating to equity-accounted investees in the 2nd quarter of 2008 was mainly related to our shareholding in ASMC.

Net income

Net income for the 2nd quarter of 2009 was a profit of USD 344 million compared to a loss of USD 319 million in the 2nd quarter of 2008. The increase in net income is attributable to higher financial income resulting from debt conversion and supported by the improved EBIT, partly offset by higher tax expenses.

Adjusted EBITA

Adjusted EBITA for the 2nd quarter of 2009 was a loss of USD 18 million compared to a loss of USD 29 million in the same quarter last year.

Adjusted EBITDA

Adjusted EBITDA amounted to a gain of USD 89 million in the 2nd quarter of 2009 compared to a gain of USD 114 million in the corresponding quarter last year. Adjusted EBITDA is mainly driven by the development in EBIT.

The EBITDA of SSMC amounted to USD 40 million in the 2nd quarter of 2009.

Performance by segment

Automotive & Identification

Key data

In millions of USD unless otherwise	Year-on-year		Sequential
stated	Q2 2008	Q2 2009	Q1 2009	Q2 2009

Sales	359	200	179	200
% nominal growth	(0.3)	(44.3)	(31.9)	11.7
% comparable growth	(0.5)	(40.9)	(30.9)	10.1
EBIT	2	(56)	(86)	(56)
Effects of PPA	(40)	(34)	(33)	(34)
Incidental items	(5)	(5)	(9)	(5)
Adjusted EBIT	47	(17)	(44)	(17)
as a % of sales	13.1	(8.5)	(24.6)	(8.5)

Sales

Sales for the 2nd quarter of 2009 were USD 200 million compared to USD 359 million in the same quarter last year, resulting in a 44.3% nominal decline and 40.9% on a comparable basis. This decline reflects the continuous weakness in the automotive market. The Identification sales were affected by a slow down of various government projects and competitive prices in the banking card business. Furthermore, unfavorable currency translation effects of USD 13 million impacted the sales compared to the 2nd quarter of 2008.

On a sequential basis, sales increased to USD 200 million in the 2nd quarter of 2009 from USD 179 million in the 1st quarter of 2009, a comparable increase of 10.1%. The increase in sales is mainly attributable to the supply chain replenishment and stimulus packages provided by some governments for the automotive industry.

EBIT

Adjusted EBIT in the 2nd quarter of 2009 was a loss of USD 17 million compared to a profit of USD 47 million in the corresponding quarter last year. This decline was mainly due to the reduced sales and related lower gross margin contribution, partly offset by the lower operating expenses. Incidental items for the 2nd quarter of 2009 are related to process transfer costs and non personnel related restructuring costs.

On a sequential basis, adjusted EBIT was a loss of USD 17 million in the 2nd quarter of 2009, which was an improvement from a loss of USD 44 million in the 1st quarter of 2009. This was mainly due to higher sales combined with a reduced cost base.

MultiMarket Semiconductors

Key data

In millions of USD unless otherwise	Year-on-year		Sequential
stated	Q2 2008	Q2 2009	Q1 2009	Q2 2009

Sales	566	418	315	418
% nominal growth	(6.5)	(26.1)	(25.7)	32.7
% comparable growth	(4.7)	(23.1)	(25.0)	31.4
EBIT	(8)	(9)	(101)	(9)
Effects of PPA	(52)	(40)	(39)	(40)
Incidental items	(2)	(2)	(2)	(2)
Adjusted EBIT	46	33	(60)	33
as a % of sales	8.1	7.9	(19.0)	7.9

Sales

Sales in the 2nd quarter of 2009 amounted to USD 418 million compared to USD 566 million in the corresponding period of 2008, reflecting a 26.1% nominal sales decline. On a comparable basis the sales declined by 23.1% compared to the same quarter in 2008 reflecting the significant decline in the overall market. Sales across the entire product portfolio were lower except for sales of components for radio base stations. Furthermore, sales in the 2nd quarter of 2009 were impacted by unfavorable currency translation effects of USD 19 million compared to the 2nd quarter of 2008.

On a sequential basis sales increased by 31.4% on a comparable basis to USD 418 million in the 2nd quarter of 2009 from USD 315 million in the 1st quarter of 2009. Sales were particularly strong in Asia, and largely attributable to the replenishment of the supply chain.

EBIT

Adjusted EBIT in the 2nd quarter of 2009 was a profit of USD 33 million compared to a profit of USD 46 million in the corresponding period of 2008. The decrease in adjusted EBIT was largely due to lower sales volume and the related lower factory utilization, resulting in lower gross margin partly offset by lower operating expenses.

On a sequential basis, adjusted EBIT improved to a profit of USD 33 million in the 2nd quarter of 2009 from a loss of USD 60 million in the 1st quarter of 2009. The increase in profit was mainly due to a higher sales volume and increased utilization of the fabs.

Home

Key data

	Year-on-year		Sequential
In millions of USD unless otherwise stated	Q2 2008	Q2 2009	Q1 2009	Q2 2009

Sales	196	181	135	181
% nominal growth	(9.3)	(7.7)	(39.5)	34.1
% comparable growth	(8.6)	(25.5)	(37.5)	33.7
EBIT	(71)	(53)	(88)	(53)
Effects of PPA	(30)	1	(6)	1
Incidental items	(4)	(13)	(3)	(13)
Impairment goodwill and other intangibles	—	—	—	—
Adjusted EBIT	(37)	(41)	(79)	(41)
as a % of sales	(18.9)	(22.7)	(58.5)	(22.7)

Sales

Sales for the 2nd quarter of 2009 were USD 181 million compared to USD 196 million in the same quarter in 2008, a nominal sales decline of 7.7%. The 2008 acquisitions of Conexant and NuTune contributed to the 2nd quarter sales of 2009. On a comparable basis sales declined by 25.5%, mainly due to the general economic downturn, especially in the analog TV market.

On a sequential basis sales increased to USD 181 million in the 2nd quarter of 2009 from USD 135 million in the 1st quarter of 2009 resulting in a nominal increase of 34.1%, and 33.7% on a comparable basis. The increase in sales is attributable to the replenishment of the supply chain.

EBIT

Adjusted EBIT in the 2nd quarter of 2009 was a loss of USD 41 million compared to a loss of USD 37 million in the corresponding quarter last year. The decrease in adjusted EBIT is mainly driven by lower margins as a result of lower sales, partly compensated by lower operating expenses resulting from the restructuring efforts.

The incidental items for the 2nd quarter of 2009 were a loss of USD 13 million mainly due to the restructuring cost related to the NuTune venture.

On a sequential basis, the adjusted EBIT loss decreased from USD 79 million in the 1st quarter of 2009 to a loss of USD 41 million in the 2nd quarter of 2009. The reduced loss was mainly due to higher sales and a lower cost base.

Manufacturing Operations

Key data

In millions of USD unless otherwise	Year-on-year		Sequential
stated	Q2 2008	Q2 2009	Q1 2009	Q2 2009

Sales(2)	61	45	32	45
Wireless business wafer sales	—	46	29	46
Total sales	61	91	61	91
% nominal growth	• (1)	• (1)	• (1)	• (1)
% comparable growth	• (1)	• (1)	• (1)	• (1)
EBIT	(32)	(78)	(50)	(78)
Effects of PPA	(24)	(58)	(7)	(58)
Incidental items	(9)	(25)	(34)	(25)
Adjusted EBIT	1	5	(9)	5
as a % of sales	•	•	•	•

(1) Percentage not meaningful.

(2) Excluding internal sales to other Business Units

Sales

Nominal sales increased from USD 61 million in the 2nd quarter of 2008 to USD 91 million in the 2nd quarter of 2009, of which USD 46 million is from the supply of wafers to ST-Ericsson Wireless. The reduction of the remaining wafer sales from USD 61 million to USD 45 million is due to the general economic down turn.

On a sequential basis, the combined sales increased from USD 61 million in the 1st quarter of 2009 to USD 91 million in the 2nd quarter of 2009 as a result of an uptake in demand in the 2nd quarter of 2009.

EBIT

Adjusted EBIT in the 2nd quarter of 2009 was a profit of USD 5 million compared to a profit of USD 1 million in the corresponding quarter last year. The adjusted EBIT reflects the result of SSMC sales to third party customers.  Incidental items for the 2nd quarter of 2009 were a loss of USD 25 million mainly related to the sale of the Caen fab and the closure of the Fishkill fab.

On a sequential basis, adjusted EBIT increased from a loss of USD 9 million in the 1st quarter of 2009 to a profit of USD 5 million in the 2nd quarter of 2009 due to increased sales.

Corporate and Other

Key data

	Year-on-year			Sequential
In millions of USD unless otherwise stated	Q2 2008		Q2 2009	Q1 2009	Q2 2009

Sales	18		13	12	13
% nominal growth	•	(1)	• (1)	• (1)	• (1)
% comparable growth	•	(1)	• (1)	• (1)	• (1)
EBIT	(19)		(21)	(22)	(21)
Effects of PPA	—		—	—	—
Incidental items	(22)		(17)	(17)	(17)
Impairment goodwill and other intangibles	—		—	—	—
Adjusted EBIT	3		(4)	(5)	(4)
as a % of sales	•		•	•	•

(1) Percentage not meaningful.

Sales

Sales in Corporate and Other segment mainly relate to IP licensing and NXP Software sales.

EBIT

Adjusted EBIT for the 2nd quarter of 2009 was a loss of USD 4 million compared to a profit of USD 3 million in the same quarter last year. The loss was mainly due to currency effects. Incidental items in the 2nd quarter of 2009 were a loss of USD 17 million mainly related to non-personnel related restructuring activities.

Divested Wireless activities

Key data

In millions of USD unless otherwise	Year-on-year		Sequential
stated	Q2 2008	Q2 2009	Q1 2009	Q2 2009

Sales	324	—	—	—
% nominal growth		—	—	—
% comparable growth		—	—	—
EBIT	(156)	—	—	—
Effects of PPA	(50)	—	—	—
Incidental items	(8)	—	—	—
Adjusted EBIT	(98)	—	—	—
as a % of sales	(30.2)	—	—	—

The divested wireless activities have been included in the Group consolidated accounts for the period January – July 2008.

Liquidity and capital resources

At the end of the 2nd quarter of 2009, cash and cash equivalents amounted to USD 1,373 million (of which USD 156 million was held by SSMC) compared to USD 1,706 million at the end of the 1st quarter of 2009. Including the cash position and the unused senior secured revolving credit facility, NXP had in total access to liquidity resources of USD 1,467 million as at end of the 2nd quarter of 2009.

Debt

The carrying amount of total debt at the end of June 2009 is USD 6,050 million, compared to USD 6,367 million at the end of December 2008.

The estimated fair value of total debt is USD 2,757 million and USD 2,065 million, respectively. This fair value is estimated on the basis of the quoted market prices for certain bonds outstanding or on the basis of discounted cash flow analysis based upon incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities.

In the 2nd quarter of 2009 we reduced our overall debt by USD 517 million through a private offer to exchange existing unsecured and secured notes for new U.S. dollar and Euro-denominated super priority notes. Consequently, our annual cash interest expense is expected to reduce by approximately USD 30 million. The super priority notes are recorded in the balance sheet at a USD 50 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The super priority notes are initially fair valued based upon the public trading prices of the existing notes exchanged immediately prior to the launch of the debt exchange.

Given the ongoing crisis in the financial markets and based on our risk assessment we have deposited almost all our cash with at least A-rated financial organizations.

Net cash used for operating activities amounted to USD 349 million in the 2nd quarter of 2009, mainly due to the semi-annual year coupon payments of interest paid of USD 168 million, USD 96 million cash payout in connection with restructuring programs, USD 50 million due to an increase in accounts receivable and USD 15 million due to higher inventories, both in line with an increased sales level.

Net cash provided by investing activities was USD 2 million. The gross Capex for the 2nd quarter of 2009 amounted to USD 7 million. The proceeds from disposals of property, plant and equipment amounted to USD 6 million.

Net cash used for financing activities was USD 4 million.

In relation to the divestment of our wireless activities we recognized gross proceeds of USD 1,550 million in 2008. The table below represents adjustments made towards the excess proceeds at the end of the 2nd quarter of 2009.  The excess proceeds of USD 34 million, as shown in the table, are below the threshold amount of EUR 50 million, as defined in the financing agreements.

In millions of USD
Gross cash proceeds	1,550
Transaction-related expenses and accruals incl. taxes *	(517)
Cash divested	(33)
Net available cash	1,000
Use of proceeds since divestment date::
Relevant Capex 2008/2009	105
Conexant STB acquisition in 2008	111
Repayment revolving credit facility in 2008/2009	750
Total use of proceeds during 2008/2009	966
Excess proceeds	34

*    Any provisions, accruals and expenses related to the divestment of the wireless activities can be deducted from the gross proceeds.

In addition, cash proceeds resulting from the sale of our shareholding in the ST-NXP Wireless JV, received in the 1st quarter of 2009, amounted to USD 92 million.

Subsequent events

On July 2, 2009, we announced the expiration and final results of our offer to purchase unsecured and secured notes for cash. The purpose of the tender offer, announced on June 4, 2009, was to reduce our overall debt level and related interest expense. This is the result of our offer to purchase unsecured and secured notes for cash, a privately negotiated transaction to purchase secured notes for cash, and a privately negotiated transaction in which a purchase of secured notes for cash is combined with a purchase of unsecured notes against issuance of new super priority notes. We have funded the payment of the notes purchased in the tender offer and the privately negotiated transactions with available cash. As a result of the tender offer and the privately negotiated transactions, our overall debt level is reduced by USD 744 million and the related annual cash interest expense by approximately USD 49 million. These transactions will negatively impact our cash position in the third quarter of 2009 by an amount of USD 244 million in total.

We may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

As part of the NXP Redesign Program, announced in September 2008, the wafer fab in Fishkill, USA, has stopped production early July 2009.

Outlook

The weak macro-economic conditions are still continuing. Although we have recently experienced positive order book developments, we believe this may be driven mainly by supply chain replenishment and not by a fundamental improvement of the semiconductors market, apart from China where we have seen real demand increase and recent improvements in other Asian countries. Considering the current business development we expect a sequential sales increase between 10% and 20% in the third quarter on a business and currency comparable basis (excluding wafer sales to ST-Ericsson). However, visibility beyond the third quarter is still limited.

Eindhoven, July 24, 2009

Board of Management

Consolidated statements of operations

all amounts in millions of USD

	2nd quarter		January to June
	2008	2009	2008	2009

Sales	1,524	903	3,043	1,605

Cost of sales	(1,017)	(717)	(1,980)	(1,351)

Gross margin	507	186	1,063	254

Selling expenses	(111)	(59)	(218)	(120)
General and administrative expenses:
- Impairment goodwill and other intangibles	—	—	—	—
- Other general and administrative expenses	(327)	(164)	(622)	(337)
Research and development expenses	(345)	(188)	(691)	(375)
Write-off of acquired in-process research and development	(1)	—	(13)	—
Other income (expense)	(7)	8	30	14

Income (loss) from operations	(284)	(217)	(451)	(564)

Financial income (expense)	(174)	582	(115)	273

Income (loss) before taxes	(458)	365	(566)	(291)

Income tax (expense) benefit	146	(21)	192	(8)

Income (loss) after taxes	(312)	344	(374)	(299)

Results relating to equity-accounted investees	(7)	—	(11)	75

Net income (loss)	(319)	344	(385)	(224)

Attribution of net income:
Net income (loss) attributable to shareholder	(330)	339	(408)	(219)
Net income (loss) attributable to minority interests	11	5	23	(5)
Net income (loss)	(319)	344	(385)	(224)

Consolidated balance sheets

all amounts in millions of USD

	June 29, 2008	December 31, 2008	June 28, 2009

Current assets:
Cash and cash equivalents	660	1,796	1,373
Securities	—	33	—
Receivables	858	517	544
Inventories	1,009	630	614
Other current assets	299	212	209
Total current assets	2,826	3,188	2,740

Non-current assets:
Investments in equity-accounted investees	70	158	48
Other non-current financial assets	58	18	20
Other non-current assets	637	469	610
Property, plant and equipment	2,490	1,807	1,549
Intangible assets excluding goodwill	3,814	2,384	2,206
Goodwill	3,994	2,661	2,651
Total non-current assets	11,063	7,497	7,084

Total assets	13,889	10,685	9,824

Current liabilities:
Accounts and notes payable	856	619	483
Accrued liabilities	751	983	751
Short-term provisions	50	129	107
Other current liabilities	93	120	178
Short-term debt	464	403	608
Total current liabilities	2,214	2,254	2,127

Non-current liabilities:
Long-term debt	6,215	5,964	5,442
Long-term provisions	745	1,072	1,122
Other non-current liabilities	113	107	105
Total non-current liabilities	7,073	7,143	6,669

Minority interests	260	213	179
Shareholder’s equity	4,342	1,075	849
Total equity	4,602	1,288	1,028

Total liabilities and equity	13,889	10,685	9,824

Consolidated statements of cash flows

all amounts in millions of USD

	2nd quarter		January to June
	2008	2009	2008	2009

Cash flows from operating activities:
Net income (loss)	(319)	344	(385)	(224)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	347	253	680	464
Write-off of in-process research and development	1	—	13	—
Net (gain) loss on sale of assets	8	(12)	(16)	(88)
Gain on debt exchange	—	(517)	—	(517)
Results relating to equity-accounted investees	7	—	11	—
Dividends paid to minority shareholders	(20)	—	(20)	(29)
Decrease (increase) in receivables and other current assets	(41)	(12)	(115)	(23)
Decrease (increase) in inventories	28	(15)	(36)	17
Increase (decrease) in accounts payable, accrued and other liabilities	(218)	(166)	(363)	(276)
Decrease (increase) in non-current receivables/other assets	(107)	(28)	(124)	(109)
Increase (decrease) in provisions	(32)	(35)	(87)	23
Other items	65	(161)	(107)	45
Net cash provided by (used for) operating activities	(281)	(349)	(549)	(717)
Cash flows from investing activities:
Purchase of intangible assets	(4)	(2)	(8)	(3)
Capital expenditures on property, plant and equipment	(139)	(7)	(282)	(44)
Proceeds from disposals of property, plant and equipment	139	6	160	11
Proceeds from the sale of securities	—	—	—	20
Purchase of other non-current financial assets	(13)	—	(13)	—
Proceeds from the sale of other non-current financial assets	6	—	6	—
Purchase of interest in businesses	(4)	—	(92)	—
Proceeds from the sale of businesses	—	5	16	123
Net cash provided by (used for) investing activities	(15)	2	(213)	107
Cash flows from financing activities:
(Decrease) increase in debt	458	(4)	459	204
Net cash provided by (used for) financing activities	458	(4)	459	204

Effect of changes in exchange rates on cash positions	(21)	18	(78)	(17)

Increase (decrease) in cash and cash equivalents	141	(333)	(381)	(423)
Cash and cash equivalents at beginning of period	519	1,706	1,041	1,796
Cash and cash equivalents at end of period	660	1,373	660	1,373

Consolidated statements of changes in shareholder’s equity

all amounts in millions of USD

	January to June 2009
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available-for- sale securities	Pension (SFAS No. 158)	Minority interests	Total equity

Balance as of December 31, 2008	—	5,569	(5,044)	527	6	17	213	1,288

Net income (loss)			(219)				(5)	(224)
Current period change				56			(29)	27
Reclassifications into income				(72)	(6)			(78)
Differences due to translating the parent’s functional currency into Group reporting currency				—				—
Total comprehensive income (loss), net of tax			(219)	(16)	(6)		(34)	(275)

Share-based compensation plans		15						15
Balance as of June 28, 2009		5,584	(5,263)	511	—	17	179	1,028

Information by segments

all amounts in millions of USD unless otherwise stated

Sales, R&D expenses and income from operations

	2nd quarter
	2008				2009
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Automotive & Identification	359	72	2	0.6	200	52	(56)	(28.0)
MultiMarket Semiconductors	566	53	(8)	(1.4)	418	49	(9)	(2.2)
Home	196	59	(71)	(36.2)	181	82	(53)	(29.3)
Manufacturing Operations (2)	61	13	(32)	• (1)	91	1	(78)	• (1)
Corporate and Other	18	20	(19)	• (1)	13	4	(21)	• (1)
Divested Wireless activities	324	128	(156)	(48.1)	—	—	—	—
Total	1,524	345	(284)	(18.6)	903	188	(217)	(24.0)

	January to June
	2008				2009
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Automotive & Identification	696	139	4	0.6	379	108	(142)	(37.5)
MultiMarket Semiconductors	1,115	118	25	2.2	733	90	(110)	(15.0)
Home	401	125	(137)	(34.2)	316	150	(141)	(44.6)
Manufacturing Operations (2)	123	27	(62)	• (1)	152	6	(128)	• (1)
Corporate and Other	36	41	(25)	• (1)	25	21	(43)	• (1)
Divested Wireless activities	672	241	(256)	(38.1)	—	—	—	—
Total	3,043	691	(451)	(14.8)	1,605	375	(564)	(35.1)

(1)	Percentage not meaningful
(2)

For the six months ended June 28, 2009, Manufacturing Operations supplied USD 241 million to other segments (for the six months ended June 29, 2008: USD 1,166 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of USD

Sales

	January to June
	2008	2009

China	523	290
Netherlands	498	327
Taiwan	216	110
United States	248	138
Singapore	275	202
Germany	195	106
South Korea	396	99
Other Countries	692	333
Total	3,043	1,605

The allocation is based on invoicing organization.

Reconciliation of non-US GAAP information

all amounts in millions of USD unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q2 2009 versus Q2 2008

Automotive & Identification	(40.9)	(3.4)	—	(44.3)
MultiMarket Semiconductors	(23.1)	(3.0)	—	(26.1)
Home	(25.5)	(0.8)	18.6	(7.7)
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(29.0)	(2.7)	(9.0)	(40.7)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q2 2008 versus Q2 2007

Automotive & Identification	(0.5)	7.1	(6.9)	(0.3)
MultiMarket Semiconductors	(4.7)	3.5	(5.3)	(6.5)
Home	(8.6)	1.2	(1.9)	(9.3)
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(1.9)	3.4	(2.4)	(0.9)

(1) Not meaningful

Adjusted EBITA to EBITA to Net income (loss)

	Q2 2008	Q2 2009

Adjusted EBITA	(29)	(18)
Add back:
Exit of product lines	(6)	(30)
Restructuring costs	(19)	(26)
Other incidental items	(25)	(6)
Effects of PPA	(27)	(54)
Results of equity-accounted investees	(7)	—

EBITA	(113)	(134)

Include:
Amortization intangible assets	(178)	(83)
Financial income (expenses)	(174)	582
Income tax (expense) benefit	146	(21)

Net income (loss)	(319)	344

Adjusted EBITDA to EBITDA to Net income (loss)

	Q2 2008	Q2 2009

Adjusted EBITDA	114	89
Add back:
Exit of product lines	(6)	(30)
Restructuring costs	(19)	(17)*
Other incidental items	(25)	(6)
Results of equity-accounted investees	(7)	—

EBITDA	57	36

Include:
Amortization intangible assets	(178)	(83)
Depreciation property, plant and equipment	(170)	(170)
Financial income (expenses)	(174)	582
Income tax (expense) benefit	146	(21)

Net income (loss)	(319)	344

* Excluding USD 9 million depreciation property, plant and equipment arising from restructuring.

Adjusted EBIT to EBIT (=IFO)

	NXP Group	Automotive & Identification	MultiMarket Semiconductors	Home	Manufacturing Operations	Corporate and Other	Divested Wireless activities
Q2 2009

Adjusted EBIT	(24)	(17)	33	(41)	5	(4)	—
Add back:
Exit of product lines	(30)				(30)
Restructuring costs	(26)	(2)		(11)		(13)
Other incidental items	(6)	(3)	(2)	(2)	5	(4)
Effects of PPA	(131)	(34)	(40)	1	(58)
EBIT	(217)	(56)	(9)	(53)	(78)	(21)	—

Q2 2008

Adjusted EBIT	(38)	47	46	(37)	1	3	(98)
Add back:
Exit of product lines	(6)						(6)
Restructuring costs	(19)	(1)	(2)	(4)	(9)	(3)	—
Other incidental items	(25)	(4)				(19)	(2)
Effects of PPA	(196)	(40)	(52)	(30)	(24)	—	(50)
EBIT	(284)	2	(8)	(71)	(32)	(19)	(156)

Composition of net debt to total equity

	December 31, 2008	June 28, 2009

Long-term debt	5,964	5,442
Short-term debt	403	608
Total debt	6,367	6,050
Cash and cash equivalents	(1,796)	(1,373)
Net debt (total debt less cash and cash equivalents)	4,571	4,677

Minority interests	213	179
Shareholder’s equity	1,075	849
Total equity	1,288	1,028

Net debt and total equity	5,859	5,705
Net debt divided by net debt and total equity (in %)	78	82
Total equity divided by net debt and total equity (in %)	22	18

Supplemental consolidated statement of operations for the period January to June, 2009 all amounts in millions of USD

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub- total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Sales	—	1,202	360	1,562	43	—	1,605
Intercompany sales	—	274	143	417	84	(501)	—
Total sales	—	1,476	503	1,979	127	(501)	1,605
Cost of sales	(32)	(1,141)	(447)	(1,620)	(130)	399	(1,351)
Gross margin	(32)	335	56	359	(3)	(102)	254
Selling expenses	—	(88)	(41)	(129)	—	9	(120)
General and administrative expenses	(168)	(212)	(3)	(383)	1	45	(337)
Research and development expenses	7	(321)	(112)	(426)	3	48	(375)
Write-off of acquired in-process research and development	—	—	—	—	—	—	—
Other business income (loss)	(64)	(28)	109	17	(3)	—	14
Income (loss) from operations	(257)	(314)	9	(562)	(2)	—	(564)
Financial income and expenses	341	(72)	4	273	—	—	273
Income subsidiaries	(349)		—	(349)	—	349	—
Income (loss) before taxes	(265)	(386)	13	(638)	(2)	349	(291)
Income tax benefit (expense)	(29)	17	4	(8)	—	—	(8)
Income (loss) after taxes	(294)	(369)	17	(646)	(2)	349	(299)
Results relating to equity-accounted investees	75	—	—	75	—	—	75
Net income (loss)	(219)	(369)	17	(571)	(2)	349	(224)

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub- total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Attribution of net income:
Net income (loss) attributable to shareholder	(219)	(369)	21	(567)	(1)	349	(219)
Net income (loss) attributable to minority interests	—	—	(4)	(4)	(1)	—	(5)
Net income (loss)	(219)	(369)	17	(571)	(2)	349	(224)

Supplemental consolidated balance sheet at June 28, 2009

all amounts in millions of USD

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	893	241	79	1,213	160	—	1,373
Securities	—	—	—	—	—	—	—
Receivables	5	370	159	534	10	—	544
Intercompany accounts receivable	552	207	73	832	53	(885)	—
Inventories	—	533	54	587	27	—	614
Other current assets	20	158	28	206	3	—	209
Total current assets	1,470	1,509	393	3,372	253	(885)	2,740

Non-current assets:
Investments in equity-accounted investees	48	—	—	48	—	—	48
Investments in affiliated companies	961	—	—	961	—	(961)	—
Other non-current financial assets	2	16	2	20	—	—	20
Other non-current assets	244	314	50	608	2	—	610
Property, plant and equipment:	174	1,008	140	1,322	227	—	1,549
Intangible assets excluding goodwill	2,161	37	7	2,205	1	—	2,206
Goodwill	2,651	—	—	2,651	—	—	2,651
Total non-current assets	6,241	1,375	199	7,815	230	(961)	7,084
Total assets	7,711	2,884	592	11,187	483	(1,846)	9,824

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	7	385	73	465	18	—	483
Intercompany accounts payable	3	668	209	880	5	(885)	—
Accrued liabilities	217	378	136	731	20	—	751
Short-term provisions	—	105	2	107	—	—	107
Other current liabilities	3	124	51	178	—	—	178
Short-term debt	600	—	7	607	1	—	608
Intercompany financing	—	3,325	(83)	3,242	14	(3,256)	—
Total current liabilities	830	4,985	395	6,210	58	(4,141)	2,127

Non-current liabilities:
Long-term debt	5,435	3	4	5,442	—	—	5,442
Long-term provisions	594	441	82	1,117	5	—	1,122
Other non-current liabilities	3	81	13	97	8	—	105
Total non-current liabilities	6,032	525	99	6,656	13	—	6,669
Minority interests	—	—	18	18	161	—	179
Shareholder’s equity	849	(2,626)	80	(1,697)	251	2,295	849
Total equity	849	(2,626)	98	(1,679)	412	2,295	1,028
Total liabilities and equity	7,711	2,884	592	11,187	483	(1,846)	9,824

Supplemental consolidated statement of cash flows for the period January to June, 2009 all amounts in millions of USD

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- Total	Non- guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(219)	(369)	17	(571)	(2)	349	(224)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	349	—	—	349	—	(349)	—
Depreciation and amortization	216	171	27	414	50	—	464
Net gain on sale of assets	(86)	(6)	4	(88)	—	—	(88)
Gain on debt exchange	(517)	—	—	(517)	—	—	(517)
Results relating to equity-accounted investees	—	—	—	—	—	—	—
Dividends paid to minority shareholders	—	—	—	—	(29)	—	(29)
Decrease (increase) in receivables and other current assets	35	(42)	(9)	(16)	(7)	—	(23)
Decrease in inventories	—	5	17	22	(5)	—	17
Increase (decrease) in accounts payable, accrued and other liabilities	(88)	(207)	11	(284)	8	—	(276)
Decrease (increase) intercompany current accounts	(433)	498	(63)	2	(2)	—	—
Increase in non-current receivables/other assets	50	(137)	(22)	(109)	—	—	(109)
Increase (decrease) in provisions	(34)	85	(28)	23	—	—	23
Other items	36	12	(3)	45	—	—	45
Net cash provided by (used for) operating activities	(691)	10	(49)	(730)	13	—	(717)

Cash flows from investing activities:
Purchase of intangible assets	—	(1)	(2)	(3)	—	—	(3)
Capital expenditures on property, plant and equipment	—	(37)	(6)	(43)	(1)	—	(44)
Proceeds from disposals of property, plant and equipment	—	11	—	11	—	—	11
Proceeds from the sale of securities	20	—	—	20	—	—	20
Purchase of interest in businesses	—	—	—	—	—	—	—
Proceeds from sale of interests in businesses	105	—	18	123	—	—	123
Net cash (used for) provided by investing activities	125	(27)	10	108	(1)	—	107

Cash flows from financing activities:
Increase (decrease) in debt	200	(1)	5	204	—	—	204
Net changes in intercompany financing	(117)	52	63	(2)	2	—	—
Net changes in intercompany equity	281	(199)	(36)	46	(46)	—	—
Net cash provided by (used for) financing activities	364	(148)	32	248	(44)	—	204
Effect of changes in exchange rates on cash positions	(15)	1	(3)	(17)	—	—	(17)
Increase (decrease) in cash and cash equivalents	(217)	(164)	(10)	(391)	(32)	—	(423)
Cash and cash equivalents at beginning of period	1,110	405	89	1,604	192	—	1,796
Cash and cash equivalents at end of period	893	241	79	1,213	160	—	1,373

Quarterly statistics

all amounts in millions of USD unless otherwise stated

	2008				2009
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,519	1,524	1,374	1,026	702	903
% increase	4.0	(0.9)	(16.4)	(38.9)	(53.8)	(40.7)

EBIT	(167)	(284)	(1,937)	(258)	(347)	(217)
as a % of sales	(11.0)	(18.6)	(141.0)	(25.1)	(49.4)	(24.0)

EBITA	6	(113)	(1,089)	(402)	(182)	(134)
as a % of sales	0.4	(7.4)	(79.3)	(39.2)	(25.9)	(14.8)

EBITDA	174	57	(869)	(267)	(61)	36
as a % of sales	11.5	3.7	(63.2)	(26.0)	(8.7)	4.0

Adjusted EBITA	41	(29)	15	(84)	(188)	(18)
as a % of sales	2.7	(1.9)	1.1	(8.2)	(26.8)	(2.0)

Adjusted EBITDA	183	114	147	41	(71)	89
as a % of sales	12.0	7.5	10.7	4.0	(10.1)	9.9

Net income	(66)	(319)	(2,540)	(649)	(568)	344

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	1,519	3,043	4,417	5,443	702	1,605
% increase	4.0	1.5	(4.9)	(13.9)	(53.8)	(47.3)

EBIT	(167)	(451)	(2,388)	(2,646)	(347)	(564)
as a % of sales	(11.0)	(14.8)	(54.1)	(48.6)	(49.4)	(35.1)

EBITA	6	(107)	(1,196)	(1,598)	(182)	(316)
as a % of sales	0.4	(3.5)	(27.1)	(29.4)	(25.9)	(19.7)

EBITDA	174	231	(638)	(905)	(61)	(25)
as a % of sales	11.5	7.6	(14.4)	(16.6)	(8.7)	(1.6)

Adjusted EBITA	41	12	27	(57)	(188)	(206)
as a % of sales	2.7	0.4	0.6	(1.0)	(26.8)	(12.8)

Adjusted EBITDA	183	297	444	485	(71)	18
as a % of sales	12.0	9.8	10.1	8.9	(10.1)	1.1

Net income	(66)	(385)	(2,925)	(3,574)	(568)	(224)

	period ending 2008				Period ending 2009

Inventories as a % of sales	16.3	15.9	12.0	11.6	12.8	15.3

Net debt: total equity ratio	54 : 46	57 : 43	70 : 30	78 : 22	88 : 12	82:18

Employees (in FTE)	36,800	36,576	33,622	30,174	28,029	29,012

Exhibit 2

NXP Semiconductors Announces Second Quarter 2009 Results

Q2 Highlights

•                  Q2 sales at USD 857* M versus USD 1,200 M in Q2 2008 (excl. wireless activities) and USD 673** M in Q1 2009.

•                  Comparable QoQ sales increased by 26.2%. The increase in sales is largely attributable to supply chain replenishment and increased demand in China.

•                  Q2 adjusted EBITDA (excluding effects of Purchase Price Accounting and incidental items) was a profit of USD 89 M, compared to a profit of USD 114 M in Q2 2008 and a loss of USD 71 M in Q1 2009.

•                  Q2 Net income amounted to profit of USD 344 M compared to loss of USD 319 M in Q2 2008 and a loss in Q1 2009 of USD 568 M.

•                  Cash position of USD 1,373 M at the end of Q2 compared to USD 1,706 M at the end of Q1 2009.

•                  Factory loading of 53% in Q2 compared to 78% in Q2 2008 and 36% in Q1 2009.

•                  Book to bill ratio at 1.20 in Q2 2009 compared to 1.18 in Q1 2009.

*) Excluding USD 46 million wafer sales to ST-Ericsson in Q2 2009

**) Excluding USD 29 million wafer sales to ST-NXP Wireless JV in Q1 2009

Eindhoven, The Netherlands, July 24, 2009 – NXP Semiconductors today announced second quarter sales of USD 857 million, a comparable increase of 26.2% from the first quarter of 2009. The increase in sales is mainly attributable to supply chain replenishment following a soft first quarter of 2009 and the continued impact of various, mainly Chinese, stimulus packages.

Adjusted EBITDA in the second quarter amounted to a profit of USD 89 million, down from a profit of USD 114 million in the second quarter of 2008 and up from a loss of USD 71 million in the first quarter of 2009. Adjusted EBITA was a loss of USD 18 million this quarter compared to a loss of USD 29 million in the same period last year and a loss of USD 188 million in the previous quarter.

Net income for the second quarter of 2009 was a profit of USD 344 million compared to a loss of USD 319 million in the second quarter of 2008 and a loss of USD 568 in the first quarter of 2009. The increase in net income is largely attributable to higher financial income as a result of the bond exchanges.

The cash position was USD 1,373 million at the end of the second quarter compared with USD 1,706 million at the end of the first quarter of 2009.

The execution of the Redesign Program is on track. The fab in Caen was sold during the second quarter of 2009. The fab in Fishkill stopped production in early July 2009.

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Outlook: The weak macro-economic conditions are still continuing. Although we have recently experienced positive order book developments, we believe this may be driven mainly by supply chain replenishment and not by a fundamental improvement of the semiconductors market, apart from China where we have seen real demand increase and recent improvements in other Asian countries. Considering the current business development we expect a sequential sales increase between 10% and 20% in the third quarter on a business and currency comparable basis (excluding wafer sales to ST-Ericsson). However, visibility beyond the third quarter is still limited.

The full report is available on NXP website (www.nxp.com/investor).

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 29,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com

Investors:

Jan Maarten Ingen Housz

Tel. +31 40 27 28685

janmaarten.ingen.housz@nxp.com

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